Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,
	2004	2005	2006	2007	2008

Earnings:
Earnings before income taxes (a)	$1,893	2,200	2,749	3,178	3,666
Fixed charges	311	323	313	361	356

Earnings, as defined	$2,204	2,523	3,062	3,539	4,022

Fixed Charges:
Interest expense	$234	243	225	261	244
One-third of all rents	77	80	88	100	112

Total fixed charges	$311	323	313	361	356

Ratio of Earnings to Fixed Charges	7.1x	7.8x	9.8x	9.8x	11.3x

(a)	Represents earnings from continuing operations before income taxes and minority interests in the income of consolidated subsidiaries with fixed charges.